Exhibit 12.3

CCO HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Nine Months Ended September 30,
	2008	2007

Earnings
Income (loss) from Operations before Minority Interest and Income Taxes	$41	$(164)
Fixed Charges	604	584

Total Earnings	$645	$420

Fixed Charges
Interest Expense	$586	$568
Amortization of Debt Costs	13	11
Interest Element of Rentals	5	5

Total Fixed Charges	$604	$584

Ratio of Earnings to Fixed Charges (1)	1.1	-

(1) Earnings for the nine months ended September 30, 2007 were insufficient to cover fixed charges by $164 million.
As a result of such deficiency, the ratio is not presented above.